cm

14040202

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8 – 25520

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 AND ENDING DECEMBER 31, 2013

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

PENSION FUND EVALUATIONS, INC. FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2450 MIDDLE COUNTRY ROAD

| (City) | (State) | (Zip Code) |
|---|---|---|
| CENTEREACH, | NEW YORK | 11720 |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM FRANCO (212) –728-1622

(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.** SEC 1410 (06-02)

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

AB 3/28

# OATH OR AFFIRMATION

I, *GREGORY G.PHILLIPS*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *PENSION FUND EVALUATIONS INC. as of Dec 31, 2013*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

President
Title

Feb. 25, 2014.

X [signature]
Notary Public

SUSAN MONTALTO
Notary Public, State of New York
No. 01MO4959190
Qualified in Suffolk County
Commission Expires Nov. 20, 2017

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# PENSION FUND EVALUATIONS, INC.
## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

# PENSION FUND EVALUATIONS, INC.
## FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Table of Contents

Pension Fund Evaluations, Inc.
Statement of Financial Condition
December 31, 2013

## Assets

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | $ | 79,028 |
| Due from broker | | 69,664 |
| Fixed assets - net of accumulated depreciation of $20,878 (Note 2d) | | 14,281 |
| Due from stockholder (Note 3) | | 109,023 |
| Other assets | | 4,543 |
| **Total assets** | $ | 276,539 |

## Liabilities and Stockholders Equity

| | | |
|---|---|---|
| **Liabilities:** | | |
| Accounts payable and accrued expenses | $ | 31,586 |
| **Total Liabilities** | $ | 31,586 |
| **Stockholders' equity (Note 6)** | | |
| Common stock - par value $.10; 1,000,000 shares authorized, 100,000 shares issued and outstanding | $ | 10,000 |
| Additional paid-in-capital | | 305,150 |
| Accumulated (deficit) | | (70,197) |
| **Total stockholders' (deficit)** | $ | 244,953 |
| **Total liabilities and stockholders' equity** | $ | 276,539 |

The accompanying notes are an integral part of this report.

# PENSION FUND EVALUATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

**Note 1- Nature of Business**

Pension Fund Evaluations, Inc. (the "Company") is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company mainly provides advisory services to investors.
The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

**Note 2- Summary of Significant Accounting Policies**

*(a) Revenue Recognition*

Advisory fees are recognized as revenues on a monthly basis as earned
Securities transactions (and the recognition of related income and expense) are recorded on a settlement date basis which is generally three business days after the trade date and one day after the trade date for options. There is no material difference between trade date and settlement date.

*(b) Income Tax*

The Company has elected to be treated as an "S" corporation under the provisions of the Internal Revenue Code and New York State Tax regulations. The Company does not pay Federal or State Corporate Income Taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the company's taxable income.

*(c) Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

*(d) Depreciation*

Depreciation is computed by the modified accelerated cost recovery method over the estimated useful lives of the assets, which does not differ materially from generally accepted accounting depreciation methods.

**PENSION FUND EVALUATIONS, INC.**
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

**Note 2- Summary of Significant Accounting Policies (continued)**

*(e)* *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

*(f)* *401(K) Plan*
The Company has a plan which qualifies under 401(K) of the Internal Revenue Service code and covers employees who have completed one-half year of service and have reached the age of 18.

*g)* *Subsequent Events*
The Company has evaluated events and transactions that occurred between December 31, 2013 and February 14, 2014 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

**Note 3- Due from Stockholder**

The amount due from stockholder is non-interest bearing and has no fixed repayment terms.

**Note 4- Commitments and Contingencies**

*Office Lease*
The Company leases its premises under a lease expiring March 31, 2015. At December 31, 2013, the minimum rental commitment, before escalations under the lease, is as follows:

| Year | Amount |
|---|---|
| 2014 | $24,068 |
| 2015 | $ 6,089 |

**Note 5- Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may

**Note 5- Financial Instruments with Off-Balance-Sheet Credit Risk (continued)**

impair customers' ability to satisfy their obligations to the Company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guideline. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

**Note 6- Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 %. At December 31, 2013, the Company had net capital of $47,442, which was $42,442 in excess of its required net capital of $5,000. The Company's net capital ratio was 66.58%.

A copy of the Company's Statement of Financial Condition as of December 31, 2013, pursuant to the Securities and Exchange Commission Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

# INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Pension Fund Evaluations, Inc.
2450 Middle Country Road
Centereach, NY 11720

**Report on the Financial Statements**

We have audited the accompanying statement of financial condition of Pension Fund Evaluations, Inc., (the Company) as of December 31, 2013.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pension Fund Evaluations, Inc., as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 14, 2014